MERIDIAN FUND, INC. October 6, 2008 To Our Shareholders: The September quarter was another difficult period for stocks. Credit problems are spreading and investors are concerned that this will result in serious economic trouble. The S&P 500 declined 9.0%, the NASDAQ 9.2% and the Russell 2000 1.5% during the quarter. The S&P 500, NASDAQ and Russell 2000 have dropped 25.6%, 27.2% and 20.5% respectively from the market peak reached last fall. The best performing groups during the quarter included railroads, brewers and biotechnology. Mortgage finance, full-line insurance and consumer electronics stocks headed up the worst performing sectors. The yield on the ten-year bond dropped to 3.83% from 3.97% at the end of June; investors continue to seek safety. The economy grew at a 2.8% rate during the June quarter. Commodity prices subsequently have declined sharply and the dollar has gained ground against major currencies. Most economic measures, however, have deteriorated since June. Particularly worrisome are the slowdown in industrial production and non-residential construction, recent areas of strength, and increased unemployment. The government’s program to purchase troubled mortgage securities with taxpayer funds may be positive for the banking system and economy, at least in the short term. The bailout will be accompanied by increased regulation, even though the banking system and Fannie Mae and Freddie Mac are already highly controlled. Our outlook is for a difficult economic environment, which will weigh on corporate profits, at least for the next several quarters. We believe that interest rates will remain stable and that inflationary pressures will moderate. Long-term investment results, history clearly shows, are improved by buying good companies or mutual funds or adding to existing positions during difficult stock market environments. We welcome those new shareholders who joined the Meridian Funds during the quarter and appreciate the continued confidence of our existing shareholders. Richard F. Aster, Jr. Meridian Equity Income Fund» (MEIFX) The Meridian Equity Income Fund’s net asset value per share at September 30, 2008 was $10.14. This represents a decrease of 11.21% for the calendar year to date. The Fund’s total return and average annual compound rate of return since inception, January 31, 2005, were 12.0% and 3.1%, respectively. The Fund’s assets at the close of the quarter were invested 3.4% in cash and 96.6% in stocks. Total net assets were $31,461,507 and there were 560 shareholders. Our basic strategy remains unchanged. The Fund continues to seek to invest in companies with above average yields and strong financial returns that, in our opinion, have the ability to grow dividends. The fund is diversified with 50 positions representing 50 different industry groups. At the end of the September 2008 quarter, the portfolio’s average holding had a 5-year-average return on equity of 19.3% and an average dividend yield of 3.8%; both measures substantially higher than the average S&P 500 stock. The average position had a market capitalization of $33.1 billion, a debt ratio of 42.5% and earnings per share that are expected to grow 9.2% during the next several years. We believe these financial characteristics will lead to positive long-term returns for the Fund. During the quarter we purchased shares of Apartment Investment and Management, General Electric and Seagate Technology. We sold our positions in Mid-America Apartment Communities, 3M and Norfolk Southern. Legget & Platt, one of our larger holdings, produces many of the metal parts, foams, fibers and other specialty fixtures necessary for the manufacture of residential and commercial bedding, furniture and many other related items. Business has been sluggish recently due to the decline in the housing and remodeling market. Leggett is in strong financial condition, has improved its market position, reduced costs and is poised to resume growth as soon as the home furnishing environment stabilizes, which should be sometime in 2009. The shares sell at 1.4 times book and yield 5.7% which, in our opinion, represent a positive risk reward ratio. Meridian Growth Fund» (MERDX) The Meridian Growth Fund’s net asset value per share at September 30, 2008 was $32.94. This represents a decrease of 12.7% for the calendar year to date. The Fund’s total return and average annual compound rate of return since inception, August 1, 1984, were 1,628.5% and 12.5%, respectively. The Fund’s assets at the close of the quarter were invested 5.0% in cash and cash equivalents and 95.0% in stocks. Total net assets were $1,410,806,285 and there were 64,357 shareholders. Economic uncertainty is not good for stocks, even though stock valuations are attractive. Most financial institutions are highly leveraged and the investment climate will remain difficult until we are able to define the magnitude of the credit problems. Our portfolio is diversified with small and medium-sized growth stocks. The companies, in general, have excellent long-term growth prospects, high returns on capital, strong financial characteristics and are well managed. We believe they will hold up relatively well in the current environment and do well long-term. Our heaviest areas of concentration, as usual, are technology, health care and consumer. During the quarter we purchased shares of International Game Technology and VeriSign.

Mercury General Corp, one of our larger holdings, primarily engages in writing automobile and homeowner insurance in California which accounts for 67% and 13% of total policies-in-force, respectively. The company is the second largest automobile insurer in California with about 10% market share. Mercury has a limited presence in several other states, including New Jersey, Arizona, Pennsylvania and Nevada. Management is in the process of implementing improved systems, controls and underwriting procedures before taking on additional business outside of California. We believe that expansion outside California however, will eventually be a major driver of future growth. Mercury’s investment portfolio is fairly conservative and largely comprised of state and municipal bonds. The company has an experienced management team with a strong track record and is well positioned to grow, especially when the insurance market improves. The shares sell at a reasonable valuation, have a strong balance sheet and financial returns and yield in excess of 5%. Meridian Value Fund» (MVALX) The Meridian Value Fund’s net asset value per share at September 30, 2008 was $28.39. This represents a decrease of 11.1% for the calendar year to date. The Fund’s total return and average compounded annual rate of return since June 30, 1995, were 638.0% and 16.3%, respectively. The comparable period returns for the S&P 500 with dividends were 169.0% and 7.8%, respectively. The Fund’s assets at the close of the quarter were invested 5.3% in cash and cash equivalents and 94.7% in stocks. Total net assets were $1,270,282,813 and there were 63,482 shareholders. Our investment strategy remains unchanged. We continue to seek out-of-favor companies that we believe have defensible positions in their industries, strong or improving balance sheets, reasonable valuations and good prospects for earnings growth. It is our position that over the long term this strategy will produce returns that outperform the market in general. In our opinion the portfolio is well positioned, reasonably valued and diversified. We hold 54 positions, representing 24 industry groups. We continue to invest in companies of all market capitalizations and our largest areas of concentration are healthcare products, technology and industrial products. The outlook for our approach, in our view, is favorable at this time. During the quarter we purchased shares of Carters, Harley-Davidson, Jackson Hewitt Tax Service and Kraft Foods. We sold our positions in BP, Barr Pharmaceuticals, Anheuser-Busch, Gol Linhas Aereas Intel and Hanesbrands. Hawaiian Electric Industries, Inc., one of our larger holdings, is the dominant electric utility in Hawaii. Earnings declined in 2006 and 2007 as years of strong economic growth in Hawaii spurred high demand for electricity that outstripped the company’s infrastructure, leading to elevated operating and maintenance costs. Earnings resumed growth in 2008 as rate increases now cover some of these increased operating costs, and further relief should come in 2009 and 2010 as new generating capacity comes online and earns double-digit returns on investment. We expect earnings to grow from estimates of $1.69 per share this year to $2.50 per share or more over the next 3 to 5 years. We believe the stock is a compelling value at roughly 10 times normalized earnings and with a current dividend yield close to 5%. Miscellaneous The Meridian Funds are no-load and there are no transaction fees or commissions charged when purchased directly through our transfer agent, PNC Global Investment Servicing (U.S.), Inc. This can be a very cost-effective method to purchase shares of the Meridian Funds for shareholders who do not need the services of a broker-dealer and for long-term investors that make multiple purchases. We have added a new E-mail Alerts feature to our website at www.meridianfund.com. When you sign up for E-mail Alerts you will receive notification of news items, shareholder reports, SEC filings, and other information regarding the Meridian Funds. The information provided in this report should not be considered investment advice or a recommendation to purchase or sell any particular security. There is no assurance that any securities discussed herein will remain in a particular Fund’s portfolio at the time you receive this report or that securities sold have not been repurchased. Securities discussed are presented as illustrations of companies that fit a particular Fund’s investment strategy and do not represent a Fund’s entire portfolio and in the aggregate may represent only a small percentage of a Fund’s portfolio holdings. It should not be assumed that any of the securities transactions or holdings discussed were or will prove to be profitable, or that investment decisions Fund management makes in the future will be profitable or will equal the investment performance of the securities discussed herein. Management’s views presented herein and any discussion of a particular Fund’s portfolio holdings or performance are as of September 30, 2008 and are subject to change without notice.

Meridian Equity Income Fund» Summary of Portfolio Holdings September 30, 2008 (Unaudited) Portfolio Holdings by Category (% of total net assets) Household-Home Furnishings . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 2.7% $ 839,460 Restaurants. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 2.5 771,250 General Merchandise Stores . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 2.4 746,550 Pharmaceuticals . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 2.4 743,721 Household Products . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 2.3 716,482 Paper & Forest Products . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 2.2 693,770 Food & Meats-Packaged. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 2.2 687,750 Data Processing & Outsourced Services. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 2.2 675,450 Food Distributors . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 2.1 675,177 REITs-Diversified . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 2.1 672,384 Tobacco . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 2.1 666,337 Paper & Packaging . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 2.1 664,832 Soft Drinks . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 2.1 655,712 Banking-Diversified Banks. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 2.1 653,997 Hotel Resorts & Cruise Lines . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 2.0 637,714 Utilities-Gas . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 2.0 637,014 Housewares Specialties . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 2.0 635,168 Industrial Conglomerates . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 2.0 629,850 Computer Hardware. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 2.0 628,262 Office Services & Supplies . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 2.0 625,166 Commercial Printing . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 2.0 623,430 Food Retail. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 2.0 622,790 Chemicals-Diversified . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 2.0 619,710 Leisure Products . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 2.0 615,164 Personal Products . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 1.9 611,494 Oil & Gas-Integrated . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 1.9 610,352 Environmental Facilities & Services. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 1.9 607,442 Household Appliances. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 1.9 607,317 Semiconductors. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 1.9 603,574 Insurance-Life & Health . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 1.9 602,979 Telecommunication Services-Integrated . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 1.9 599,722 Computer Storage & Perip herals . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 1.9 591,456 Motorcycle Manufacturers . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 1.9 589,340

Meridian Equity Income Fund» Summary of Portfolio Holdings (continued) September 30, 2008 (Unaudited) Construction Materials . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 1.9% $ 588,550 Insurance-Property & Casualty . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 1.9 588,289 Aerospace/Defense . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 1.9 584,970 Distributors . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 1.9 582,442 Insurance Brokers . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 1.8 581,486 Apparel Accessories & Luxury Goods . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 1.8 579,825 Air Freight & Logistics . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 1.8 573,242 Chemicals-Specialty . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 1.8 572,947 Industrial Machinery. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 1.8 568,542 Construction Materials-Steel . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 1.8 567,000 Media-Broadcasting & Cable TV . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 1.8 558,414 Electrical Components & Equipment. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 1.7 546,780 Machinery-Construction Farm & Heavy Trucks . . . . . . . . . . . . . . . . . . . . . . . . 1.7 542,360 Auto Parts & Equipment . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 1.5 465,075 Brewers . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 1.0 324,400 Banking-Investment Banking & Brokerage. . . . . . . . . . . . . . . . . . . . . . . . . . . . . 1.0 319,700 Banking-Regional Banks . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 0.9 286,080 Cash & Other Assets, Less Liabilities . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 3.4 1,070,589 100.0% $ 31,461,507

Meridian Growth Fund» Summary of Portfolio Holdings September 30, 2008 (Unaudited) Portfolio Holdings by Category (% of total net assets) Healthcare Products . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 9.4% $ 132,534,023 Industrial Conglomerates . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 9.4 132,439,520 Tech-Software . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 8.0 112,498,115 Retail . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 6.2 87,597,050 Insurance Brokers . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 5.8 82,263,505 Technology . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 5.5 77,265,037 Business Services . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 5.0 70,980,010 Brokerage & Money Management . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 4.2 58,713,383 U.S. Government Obligations . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 3.9 54,892,181 Insurance-Property & Casualty. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 3.3 47,149,386 Consumer Services . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 3.1 43,501,780 Healthcare Information Services . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 2.8 39,927,355 Restaurants . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 2.8 39,921,054 REITs-Diversified . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 2.7 38,215,800 Healthcare Services . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 2.7 37,963,840 Banking . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 2.6 36,784,992 Cellular Communications . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 2.6 36,718,176 Industrial Services . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 2.6 36,084,447 Chemicals-Specialty . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 2.5 34,966,913 Construction . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 2.4 34,178,907 Distributors . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 2.4 34,099,896 Computer Hardware . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 2.4 33,590,923 Energy . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 2.2 30,289,154 Leisure & Amusement . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 1.8 25,770,151 Leisure Products. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 1.7 23,484,472 Casino & Gaming . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 0.5 7,457,838 Aerospace/Defense . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 0.4 5,323,629 Cash & Other Assets, Less Liabilities . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 1.1 16,194,748 100.0% $ 1,410,806,285

Meridian Value Fund» Summary of Portfolio Holdings September 30, 2008 (Unaudited) Portfolio Holdings by Category (% of total net assets) Healthcare Products . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 16.2% $ 205,914,702 Industrial Products . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 12.5 158,996,008 Utilities . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 9.6 121,986,327 Consumer Products . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 8.3 105,460,670 Energy . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 7.0 89,717,415 Media . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 5.0 62,973,098 Pharmaceuticals . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 4.9 61,978,448 U.S. Government Obligations . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 4.7 59,869,869 Technology . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 3.6 45,421,902 Insurance Brokers . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 3.1 39,237,838 Information Technology Services . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 3.0 38,326,500 Telecommunications Services . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 2.9 37,288,580 Leisure Products. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 2.7 34,947,088 Semiconductors . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 2.5 31,451,416 Food & Meats-Packaged . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 2.1 26,861,550 Apparel . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 2.1 26,247,814 Trucking . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 1.7 21,358,062 Metals . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 1.6 20,725,908 Leisure & Amusement . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 1.4 17,353,786 Banking . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 1.2 16,048,540 Aerospace/Defense . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 1.0 12,138,444 Engineering & Construction. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 0.9 11,220,396 Consumer Services . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 0.6 7,758,972 Motorcycle Manufactures. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 0.5 6,314,890 Agriculture . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 0.3 3,411,720 Cash & Other Assets, Less Liabilities . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 0.6 7,272,870 100.0% $ 1,270,282,813

Meridian Equity Income Fund» Schedule of Investments September 30, 2008 (Unaudited) Shares Value* COMMON STOCKS — 96.6% AEROSPACE/DEFENSE — 1.9% Boeing Co. . . . . . . . . . . . . . 10,200 $584,970 AIR FREIGHT & LOGISTICS — 1.8% United Parcel Service, Inc. Class B . . . . . . . . . . . . . . 9,115 573,242 APPAREL ACCESSORIES & LUXURY GOODS — 1.8% VF Corp. . . . . . . . . . . . . . . 7,500 579,825 AUTO PARTS & EQUIPMENT — 1.5% Autoliv, Inc. (Sweden) . . . . . . 13,780 465,075 BANKING-DIVERSIFIED BANKS — 2.1% Comerica, Inc. . . . . . . . . . . . 19,945 653,997 BANKING-INVESTMENT BANKING & BROKERAGE — 1.0% Morgan Stanley . . . . . . . . . . 13,900 319,700 BANKING-REGIONAL BANKS — 0.9% Regions Financial Corp. . . . . 29,800 286,080 BREWERS — 1.0% Anheuser-Busch Cos., Inc. . . . 5,000 324,400 CHEMICALS-DIVERSIFIED — 2.0% Dow Chemical Co. (The) . . . . 19,500 619,710 CHEMICALS-SPECIALTY — 1.8% RPM International, Inc. . . . . . 29,625 572,947 COMMERCIAL PRINTING — 2.0% R. R. Donnelley & Sons Co. . . 25,415 623,430 Shares Value* COMPUTER HARDWARE — 2.0% Diebold, Inc. . . . . . . . . . . . . 18,975 $628,262 COMPUTER STORAGE & PERIPHERALS — 1.9% Seagate Technology . . . . . . . . 48,800 591,456 CONSTRUCTION MATERIALS — 1.9% Vulcan Materials Co. . . . . . . 7,900 588,550 CONSTRUCTION MATERIALS-STEEL — 1.8% Timken Co. . . . . . . . . . . . . . 20,000 567,000 DATA PROCESSING & OUTSOURCED SERVICES — 2.2% Automatic Data Processing, Inc. . . . . . . . . . . . . . . . . 15,800 675,450 DISTRIBUTORS — 1.9% Genuine Parts Co. . . . . . . . . 14,485 582,442 ELECTRICAL COMPONENTS & EQUIPMENT — 1.7% Hubbell, Inc. Class B . . . . . . . 15,600 546,780 ENVIRONMENTAL FACILITIES & SERVICES — 1.9% Waste Management, Inc. . . . . 19,290 607,442 FOOD DISTRIBUTORS — 2.1% SYSCO Corp. . . . . . . . . . . . 21,900 675,177 FOOD & MEATS-PACKAGED — 2.2% Kraft Foods, Inc. Class A . . . . 21,000 687,750 FOOD RETAIL — 2.0% SUPERVALU, Inc. . . . . . . . . 28,700 622,790 GENERAL MERCHANDISE STORES — 2.4% Family Dollar Stores, Inc. . . . 31,500 746,550

Meridian Equity Income Fund» Schedule of Investments (continued) September 30, 2008 (Unaudited) Shares Value* COMMON STOCK (continued) HOTEL RESORTS & CRUISE LINES — 2.0% Carnival Corp. . . . . . . . . . . 18,040 $637,714 HOUSEHOLD APPLIANCES — 1.9% Stanley Works (The) . . . . . . . 14,550 607,317 HOUSEHOLD-HOME FURNISHINGS — 2.7% Leggett & Platt, Inc. . . . . . . . 38,525 839,460 HOUSEHOLD PRODUCTS — 2.3% Kimberly-Clark Corp. . . . . . . 11,050 716,482 HOUSEWARES SPECIALTIES — 2.0% Newell Rubbermaid, Inc. . . . . 36,800 635,168 INDUSTRIAL CONGLOMERATES — 2.0% General Electric Co. . . . . . . . 24,700 629,850 INDUSTRIAL MACHINERY — 1.8% Eaton Corp. . . . . . . . . . . . . 10,120 568,542 INSURANCE BROKERS — 1.8% Willis Group Holdings, Ltd. (United Kingdom) . . . . . . . 18,025 581,486 INSURANCE-LIFE & HEALTH — 1.9% Lincoln National Corp. . . . . . 14,085 602,979 INSURANCE-PROPERTY & CASUALTY — 1.9% Mercury General Corp. . . . . . 10,745 588,289 LEISURE PRODUCTS — 2.0% Mattel, Inc. . . . . . . . . . . . . . 34,100 615,164 Shares Value* MACHINERY-CONSTRUCTION, FARM & HEAVY TRUCKS — 1.7% Caterpillar, Inc. . . . . . . . . . . 9,100 $542,360 MEDIA-BROADCASTING & CABLE TV — 1.8% CBS Corp. Class B . . . . . . . . 38,300 558,414 MOTORCYLE MANUFACTURERS — 1.9% Harley-Davidson, Inc. . . . . . . 15,800 589,340 OFFICE SERVICES & SUPPLIES — 2.0% Avery Dennison Corp. . . . . . . 14,055 625,166 OIL & GAS-INTEGRATED — 1.9% Chevron Corp. . . . . . . . . . . . 7,400 610,352 PAPER & FOREST PRODUCTS — 2.2% International Paper Co. . . . . . 26,500 693,770 PAPER & PACKAGING — 2.1% Sonoco Products Co. . . . . . . . 22,400 664,832 PERSONAL PRODUCTS — 1.9% Nu Skin Enterprises, Inc. Class A . . . . . . . . . . . . . . 37,700 611,494 PHARMACEUTICALS — 2.4% Johnson & Johnson. . . . . . . . 10,735 743,721 REITS-DIVERSIFIED — 2.1% Apartment Investment & Management Co. Class A REIT . . . . . . . . . . . . . . . . 19,200 672,384 RESTAURANTS — 2.5% McDonald’s Corp. . . . . . . . . 12,500 771,250

Meridian Equity Income Fund» Schedule of Investments (continued)
September 30, 2008 (Unaudited) Shares Value* COMMON STOCK (continued) SEMICONDUCTORS — 1.9% Intel Corp. . . . . . . . . . . . . . 32,225 $ 603,574 SOFT DRINKS — 2.1% Coca-Cola Co. (The) . . . . . . . 12,400 655,712 TELECOMMUNICATION SERVICES- INTEGRATED — 1.9% AT&T, Inc. . . . . . . . . . . . . . 21,480 599,722 TOBACCO — 2.1% Reynolds American, Inc. . . . . 13,705 666,337 UTILITIES-GAS — 2.0% AGL Resources, Inc. . . . . . . . 20,300 637,014 TOTAL INVESTMENTS — 96.6% (Cost $35,441,373) . . . . . . . . . . . . . . 30,390,918 CASH AND OTHER ASSETS, LESS LIABILITIES — 3.4% . . . . . . . . . . . . . . . 1,070,589 NET ASSETS — 100.0%. . . . . . . . . . . . . . . $31,461,507 The aggregate book cost is $35,441,373. The aggregate gross unrealized appreciation is $619,648. The aggregate gross unrealized depreciation is $(5,670,103). The net unrealized depreciation is $(5,050,455). REIT — Real Estate Investment Trust * Investment Valuation: Marketable securities are valued at the closing price or last sales price on the principal exchange or market on which they are traded; or, if there were no sales that day, at the last reported bid price. Securities and other assets for which reliable market quotations are not readily available or for which a significant event has occurred since the time of the most recent market quotation, will be valued at their fair value as determined by the Adviser under the guidelines established by, and under the general supervision and responsibility of, the Funds’ Board of Directors. Short-term securities with original or remaining maturities more than 60 days are valued at the mean of their quoted bid and asked prices. Short-term securities with 60 days or less to maturity are amortized to maturity based on their cost to the Fund if acquired within 60 days of maturity or, if already held by the Fund on the 60th day, based on the value determined on the 61st day. Financial Accounting Standards Boards Statements of Financial Accounting Standards No. 157, “Fair Value Measurements” clarifies the definition of fair value, establishes a framework for measuring fair values and requires additional disclosures about the use of fair value measurements. Various inputs are used in determining the fair value of investments, which are as follows: Level 1 - quoted prices in active markets for identical securities Level 2 — other significant observable inputs (including quoted prices for similar securities, interest rates, prepayment speeds, credit risk, etc.) Level 3 — significant unobservable inputs (including the Fund’s determinations as to the fair value of investments). The inputs or methodology used for valuing securities are not necessarily an indication of the risk associated with investing in those securities. The summary of inputs used to value the Fund’s net assets as of September 30, 2008 is as follows: Investments Valuation Inputs in Securities Level 1 — Quoted Prices $30,390,918 Level 2 — Other Significant Observable Inputs 0 Level 3 — Significant Unobservable Inputs 0 Total Market value of Investments $30,390,918

Meridian Growth Fund» Schedule of Investments September 30, 2008 (Unaudited) Shares Value*** COMMON STOCKS — 95.0% AEROSPACE/DEFENSE — 0.4% BE Aerospace, Inc.* . . . . . . 336,300 $ 5,323,629 BANKING — 2.6% SVB Financial Group* . . . . 635,100 36,784,992 BROKERAGE & MONEY MANAGEMENT — 4.2% Affiliated Managers Group, Inc.* . . . . . . . . . . . . . . 301,000 24,937,850 T. Rowe Price Group, Inc. . . 628,850 33,775,533 58,713,383 BUSINESS SERVICES — 5.0% Dun & Bradstreet Corp. . . . 386,300 36,451,268 Global Payments, Inc. . . . . 769,700 34,528,742 70,980,010 CASINOS & GAMING — 0.5% International Game Technology . . . . . . . . . . 434,100 7,457,838 CELLULAR COMMUNICATIONS — 2.6% American Tower Corp. Class A* . . . . . . . . . . . 1,020,800 36,718,176 CHEMICALS-SPECIALTY — 2.5% RPM International, Inc. . . . 1,808,010 34,966,913 COMPUTER HARDWARE — 2.4% Diebold, Inc. . . . . . . . . . . 1,014,525 33,590,923 CONSTRUCTION — 2.4% Granite Construction, Inc. . . 954,185 34,178,907 CONSUMER SERVICES — 3.1% Rollins, Inc. . . . . . . . . . . 2,291,980 43,501,780 DISTRIBUTORS — 2.4% Watsco, Inc. . . . . . . . . . . 678,200 34,099,896 Shares Value*** ENERGY — 2.2% FMC Technologies, Inc.* . . . 650,680 $ 30,289,154 HEALTHCARE INFORMATION SERVICES — 2.8% Cerner Corp.* . . . . . . . . . 894,430 39,927,355 HEALTHCARE PRODUCTS — 9.4% C. R. Bard, Inc. . . . . . . . . 473,075 44,880,625 DENTSPLY International, Inc. . . . . . . . . . . . . . . 1,155,600 43,381,224 Edwards Lifesciences Corp.* . . . . . . . . . . . . 766,485 44,272,174 132,534,023 HEALTHCARE SERVICES — 2.7% Millipore Corp.* . . . . . . . . 551,800 37,963,840 INDUSTRIAL CONGLOMERATES — 9.4% Airgas, Inc. . . . . . . . . . . . 556,367 27,623,622 Cooper Industries, Ltd. Class A . . . . . . . . . . . . 851,000 33,997,450 Dionex Corp.* . . . . . . . . . 555,800 35,321,090 Pall Corp. . . . . . . . . . . . . 1,032,200 35,497,358 132,439,520 INDUSTRIAL SERVICES — 2.6% Allied Waste Industries, Inc.* . . . . . . . . . . . . . . 3,247,925 36,084,447 INSURANCE BROKERS — 5.8% Brown & Brown, Inc. . . . . 2,064,350 44,631,247 Willis Group Holdings, Ltd. (United Kingdom) . . . . . . 1,166,530 37,632,258 82,263,505 INSURANCE-PROPERTY & CASUALTY — 3.3% Mercury General Corp. . . . 861,176 47,149,386 LEISURE & AMUSEMENT — 1.8% Royal Caribbean Cruises, Ltd. . . . . . . . . . . . . . . 1,241,935 25,770,151 LEISURE PRODUCTS — 1.7% Mattel, Inc. . . . . . . . . . . . 1,301,800 23,484,472

Meridian Growth Fund» Schedule of Investments (continued) September 30, 2008 (Unaudited) Shares Value*** COMMON STOCK (continued) REITS-DIVERSIFIED — 2.7% Digital Realty Trust, Inc. REIT . . . . . . . . . . . . . 808,800 $ 38,215,800 RESTAURANTS — 2.8% CBRL Group, Inc. . . . . . . 497,088 13,073,414 Jack in the Box, Inc.* . . . . . 1,272,400 26,847,640 39,921,054 RETAIL — 6.2% Bed Bath & Beyond, Inc.* . . 193,300 6,071,553 PetSmart, Inc. . . . . . . . . . 1,666,900 41,189,099 Ross Stores, Inc. . . . . . . . . 1,095,800 40,336,398 87,597,050 TECHNOLOGY — 5.5% NetApp, Inc.* . . . . . . . . . 1,036,700 18,899,041 Trimble Navigation, Ltd.* . . 856,200 22,141,332 VeriSign, Inc.* . . . . . . . . . 59,900 1,562,192 Zebra Technologies Corp. Class A* . . . . . . . . . . . 1,244,613 34,662,472 77,265,037 TECH-SOFTWARE — 8.0% Advent Software, Inc.* . . . . 935,338 32,951,958 Blackbaud, Inc. . . . . . . . . 1,064,500 19,640,025 MICROS Systems, Inc.* . . . 1,131,400 30,163,124 Nuance Communications, Inc.* . . . . . . . . . . . . . . 448,200 5,463,558 Teradata Corp.* . . . . . . . . 1,245,100 24,279,450 112,498,115 TOTAL COMMON STOCKS — 95.0% (Cost $ 1,269,415,154) . . 1,339,719,356 Value*** U.S. GOVERNMENT OBLIGATIONS — 3.9% U.S. Treasury Bill @ 0.978%** due 10/30/08 (Face Value $5,000,000) . . . . . . . . . . 4,996,117 U.S. Treasury Bill @ 1.664%** due 10/30/08 (Face Value $15,000,000). . . . . . . . . . 14,980,244 U.S. Treasury Bill @ 1.703%** due 11/20/08 (Face Value $20,000,000). . . . . . . . . . 19,953,528 U.S. Treasury Bill @ 1.841%** due 11/20/08 (Face Value $15,000,000). . . . . . . . . . 14,962,292 TOTAL U.S. GOVERNMENT OBLIGATIONS (Cost $54,892,180). . . . . . . . . . . . . . . . 54,892,181 TOTAL INVESTMENTS — 98.9% (Cost $1,324,307,335) . . . . . . . . . . . . . 1,394,611,537 CASH AND OTHER ASSETS, LESS LIABILITIES — 1.1% . . . . . . . . . . . . . . . . 16,194,748 NET ASSETS — 100.0% . . . . . . . . . . . . . . . $1,410,806,285 The aggregate book cost is $1,324,307,335. The aggregate gross unrealized appreciation is $199,726,458. The aggregate gross unrealized depreciation is $(129,422,256). The net unrealized appreciation is $70,304,202. REIT — Real Estate Investment Trust * Non-income producing securities ** Annualized yield at date of purchase *** Investment Valuation: Marketable securities are valued at the closing price or last sales price on the principal exchange or market on which they are traded; or, if there were no sales that day, at the last reported bid price. Securities and other assets for which reliable market quotations are not readily available or for which a significant event has occurred since the time of the most recent market quotation, will be valued at their fair value as determined by the Adviser under the guidelines established by, and under the general supervision and responsibility of, the Funds’ Board of Directors. Short-term securities with original or remaining maturities more than 60 days are valued at the mean of their quoted bid and asked prices. Short-term securities with 60 days or less to maturity are amortized to maturity based on their cost to the Fund if acquired within 60 days of

Meridian Growth Fund» Schedule of Investments (continued) September 30, 2008 (Unaudited) maturity or, if already held by the Fund on the 60th day, based on the value determined on the 61st day. Financial Accounting Standards Boards Statements of Financial Accounting Standards No. 157, “Fair Value Measurements” clarifies the definition of fair value, establishes a framework for measuring fair values and requires additional disclosures about the use of fair value measurements. Various inputs are used in determining the fair value of investments, which are as follows: Level 1 - quoted prices in active markets for identical securities Level 2 — other significant observable inputs (including quoted prices for similar securities, interest rates, prepayment speeds, credit risk, etc.) Level 3 — significant unobservable inputs (including the Fund’s determinations as to the fair value of investments). The inputs or methodology used for valuing securities are not necessarily an indication of the risk associated with investing in those securities. The summary of inputs used to value the Fund’s net assets as of September 30, 2008 is as follows: Investments Valuation Inputs in Securities Level 1 — Quoted Prices $1,339,719,357 Level 2 — Other Significant Observable Inputs 54,892,180 Level 3 — Significant Unobservable Inputs 0 Total Market value of Investments $1,394,611,537

Meridian Value Fund®
Schedule of Investments

September 30, 2008 (Unaudited)

	Shares	Value***
COMMON STOCKS - 94.7%		
AEROSPACE/DEFENSE - 1.0%		
BE Aerospace, Inc.*	766,800	$ 12,138,444
AGRICULTURE - 0.3%		
Bunge, Ltd.	54,000	3,411,720
APPAREL - 2.1%		
Carter's, Inc.*	448,300	8,844,959
Liz Claiborne, Inc.	841,700	13,829,131
Quiksilver, Inc.*	622,600	3,573,724
		26,247,814
BANKING - 1.2%		
Annaly Capital Management, Inc. REIT	1,193,200	16,048,540
CONSUMER PRODUCTS - 8.3%		
Avon Products, Inc.	805,500	33,484,635
Briggs & Stratton Corp.	927,700	15,010,186
Electronic Arts, Inc.*	619,800	22,926,402
Pactiv Corp.*	1,370,900	34,039,447
		105,460,670
CONSUMER SERVICES - 0.6%		
Jackson Hewitt Tax Service, Inc.	505,800	7,758,972
ENERGY - 7.0%		
Exterran Holdings, Inc.*	315,850	10,094,566
International Coal Group, Inc.*	1,454,800	9,077,952
Kinder Morgan Management, LLC*	845,112	41,579,517
TETRA Technologies, Inc.*	815,300	11,291,905
Transocean, Inc.*	160,902	17,673,475
		89,717,415
ENGINEERING & CONSTRUCTION - 0.9%		
KBR, Inc.	734,800	11,220,396
FOOD & MEATS-PACKAGED - 2.1%		
Kraft Foods, Inc. Class A	820,200	26,861,550
HEALTHCARE PRODUCTS - 16.2%		
Abbott Laboratories	684,300	$ 39,401,994
Affymetrix, Inc.*	1,281,900	9,921,906
American Medical Systems Holdings, Inc.*	1,872,700	33,259,152
Baxter International, Inc.	350,700	23,016,441
Beckman Coulter, Inc.	480,100	34,082,299
Covidien, Ltd.	611,200	32,858,112
STERIS Corp.	888,100	33,374,798
		205,914,702
INDUSTRIAL PRODUCTS - 12.5%		
Albany International Corp. Class A	1,035,800	28,308,414
Cabot Corp.	1,042,800	33,140,184
Franklin Electric Co., Inc.	632,800	28,191,240
Mine Safety Appliances Co.	631,250	24,063,250
Schnitzer Steel Industries, Inc. Class A	142,400	5,587,776
Sealed Air Corp.	1,805,600	39,705,144
		158,996,008
INFORMATION TECHNOLOGY SERVICES - 3.0%		
CACI International, Inc. Class A*	765,000	38,326,500
INSURANCE BROKERS - 3.1%		
Willis Group Holdings, Ltd. (United Kingdom)	1,216,300	39,237,838
LEISURE & AMUSEMENT - 1.4%		
Polaris Industries, Inc.	235,600	10,717,444
Shuffle Master, Inc.*	1,303,800	6,636,342
		17,353,786
LEISURE PRODUCTS - 2.7%		
Mattel, Inc.	1,937,200	34,947,088
MEDIA - 5.0%		
Arbitron, Inc.	191,500	8,558,135
Grupo Televisa SA ADR (Mexico)	1,233,500	26,976,645
Marvel Entertainment, Inc.*	803,700	27,438,318
		62,973,098
METALS - 1.6%		
Gold Fields, Ltd. ADR	2,161,200	20,725,908

15

Meridian Value Fund» Schedule of Investments (continued) September 30, 2008 (Unaudited) Shares Value*** COMMON STOCK (continued) MOTORCYCLE MANUFACTURERS — 0.5% Harley-Davidson, Inc.. . . . . 169,300 $ 6,314,890 PHARMACEUTICALS — 4.9% Cephalon, Inc.* . . . . . . . . 356,900 27,656,181 Charles River Laboratories International, Inc.* . . . . . 238,700 13,255,011 ImClone Systems, Inc.* . . . . 337,400 21,067,256 61,978,448 SEMICONDUCTORS — 2.5% Intel Corp. . . . . . . . . . . . 1,679,200 31,451,416 TECHNOLOGY — 3.6% Intermec, Inc.* . . . . . . . . . 1,072,300 21,059,972 Western Digital Corp.* . . . . 274,000 5,841,680 Zebra Technologies Corp. Class A* . . . . . . . . . . . 665,000 18,520,250 45,421,902 TELECOMMUNICATIONS SERVICES — 2.9% Verizon Communications, Inc. . . . . . . . . . . . . . . 1,162,000 37,288,580 TRUCKING — 1.7% Con-way, Inc.. . . . . . . . . . 484,200 21,358,062 UTILITIES — 9.6% Avista Corp . . . . . . . . . . . 1,112,100 24,143,691 Dynegy, Inc. Class A*. . . . . 5,321,600 19,051,328 Hawaiian Electric Industries, Inc. . . . . . . . . . . . . . . 1,419,875 41,190,574 Progress Energy, Inc . . . . . . 871,800 37,600,734 121,986,327 TOTAL COMMON STOCKS — 94.7% (Cost $ 1,265,127,224) . . 1,203,140,074 Value*** U.S. GOVERNMENT OBLIGATIONS — 4.7% U.S. Treasury Bill @ 1.703%** due 11/20/08 (Face Value $15,000,000). . . . . . . . . . 14,965,146 U.S. Treasury Bill @ 1.841%** due 11/20/08 (Face Value $30,000,000). . . . . . . . . . 29,924,583 U.S. Treasury Bill @ 1.675%** due 12/04/08 (Face Value $15,000,000). . . . . . . . . . 14,980,140 TOTAL U.S. GOVERNMENT OBLIGATIONS (Cost $59,845,862) . . . . . . . . . . . . . . 59,869,869 TOTAL INVESTMENTS — 99.4% (Cost $1,324,973,086) . . . . . . . . . . . . . 1,263,009,943 CASH AND OTHER ASSETS, LESS LIABILITIES — 0.6% . . . . . . . . . . . . . . 7,272,870 NET ASSETS — 100.0% . . . . . . . . . . . . . . . $1,270,282,813
The aggregate book cost is $1,324,973,086.
The aggregate gross unrealized appreciation is $80,573,403. The aggregate gross unrealized depreciation is $(142,536,546). The net unrealized depreciation is $(61,963,143). ADR — American Depository Receipt REIT — Real Estate Investment Trust * Non-income producing securities ** Annualized yield at date of purchase *** Investment Valuation: Marketable securities are valued at the closing price or last sales price on the principal exchange or market on which they are traded; or, if there were no sales that day, at the last reported bid price. Securities and other assets for which reliable market quotations are not readily available or for which a significant event has occurred since the time of the most recent market quotation, will be valued at their fair value as determined by the Adviser under the guidelines established by, and under the general supervision and responsibility of, the Funds’ Board of Directors. Short-term securities with original or remaining maturities more than 60 days are valued at the mean of their quoted bid and asked prices. Short-term securities with 60 days or less to maturity are amortized to maturity based on their cost to the Fund if acquired within 60 days of maturity or, if already held by the Fund on the 60th day, based on the value determined on the 61st day. Financial Accounting Standards Boards Statements of Financial Accounting Standards No. 157, “Fair Value

Meridian Value Fund» Schedule of Investments (continued) September 30, 2008 (Unaudited) Measurements” clarifies the definition of fair value, establishes a framework for measuring fair values and requires additional disclosures about the use of fair value measurements. Various inputs are used in determining the fair value of investments, which are as follows: Level 1 — quoted prices in active markets for identical securities Level 2 — other significant observable inputs (including quoted prices for similar securities, interest rates, prepayment speeds, credit risk, etc.) Level 3 — significant unobservable inputs (including the Fund’s determinations as to the fair value of investments). The inputs or methodology used for valuing securities are not necessarily an indication of the risk associated with investing in those securities. The summary of inputs used to value the Fund’s net assets as of September 30, 2008 is as follows: Investments Valuation Inputs in Securities Level 1 — Quoted Prices $1,203,140,074 Level 2 — Other Significant Observable Inputs 59,869,869 Level 3 — Significant Unobservable Inputs 0 Total Market value of Investments $1,263,009,943

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MERIDIAN FUND, INC. This report is submitted for the information of shareholders of Meridian Fund, Inc. It is not authorized for distribution to prospective investors unless preceded or accompanied by an effective prospectus. Officers and Directors RICHARD F. ASTER, JR. President and Director MICHAEL S. ERICKSON JAMES B. GLAVIN HERBERT C. KAY RONALD ROTTER MICHAEL STOLPER Directors GREGG B. KEELING Chief Financial Officer Treasurer and Secretary Chief Compliance Officer Custodian PFPC TRUST COMPANY Philadelphia, Pennsylvania Transfer Agent and Disbursing Agent PNC GLOBAL INVESTMENT SERVICING (U.S.) INC. King of Prussia, Pennsylvania (800) 446-6662 Counsel MORRISON & FOERSTER LLP Washington, D.C. Auditors PRICEWATERHOUSECOOPERS LLP San Francisco, California MERIDIAN EQUITY INCOME FUND» MERIDIAN GROWTH FUND MERIDIAN VALUE FUND FIRST QUARTER REPORT 60 E. Sir Francis Drake Blvd. Wood Island, Suite 306 Larkspur, CA 94939 www.meridianfund.com Telephone (800) 446-6662 September 30, 2008